

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
gmaldonado@gabelli.com

February 26, 2014

Mr. Richard J. Hipple
President & Chief Executive Officer
Materion Corporation
6070 Parkland Boulevard
Mayfield Heights, OH 44124

Dear Mr. Hipple:

While examining Materion's proxy material it has come to our attention that next week is the deadline for shareholders to submit nominations of persons for election as director.

We have not come to any conclusions regarding the approaching deadline however we are currently evaluating all options available to us. Therefore, GAMCO, on behalf of its investment advisory clients, may decide to submit nominations of one or more individuals as nominee for director to Materion's Board of Directors for election at the 2014 Annual Meeting of Shareholders.

GAMCO may also decide to send written notice to the Company's Secretary that it desires that the voting for the election of directors be cumulative at Materion's 2014 Annual Meeting of Shareholders.

As always, we are available to discuss GAMCO's corporate governance procedures.

Best Regards,

George Maldonado
Director of Proxy Voting Services